                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                             ---

                          PATINA OIL & GAS CORPORATION
    ------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    703224105
                               -------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   24th Floor
                            New York, New York 10112
                                 (212) 408-2400


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                 January 1, 2000
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

---------------------------------------------
CUSIP No. 703224105

---------------------------------------------
                                                     SCHEDULE 13D
------------ -------------------------------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Chase Venture Capital Associates, L.L.C.
                      13-337-6808
------------ -------------------------------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) / /
                                                                                                         (b) / /
------------ -------------------------------------------------------------------------------------------------------
     3
             SEC USE ONLY
------------ -------------------------------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS*

                               WC
------------ -------------------------------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                                                  / /
------------ -------------------------------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
------------ -------------------------------------------------------------------------------------------------------
                                7
                                       SOLE VOTING POWER

                                                1,886,278 (includes Options to purchase Common Stock)
         NUMBER OF
          SHARES             ---------------------------------------------------------------------------------------
        BENEFICIALLY            8
        OWNED BY EACH                  SHARED VOTING POWER
          REPORTING
         PERSON WITH                            Not applicable

                             ---------------------------------------------------------------------------------------
                                9
                                       SOLE DISPOSITIVE POWER

                                                1,886,278 (includes Options to purchase Common Stock)
                             ---------------------------------------------------------------------------------------
                                10
                                       SHARED DISPOSITIVE POWER

                                                Not applicable
--------------------------------------------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,886,278 (includes Options to purchase Common Stock)
--------------------------------------------------------------------------------------------------------------------
    12
             CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                 / /

--------------------------------------------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.4%
--------------------------------------------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON*

                      LLC
--------------------------------------------------------------------------------------------------------------------


                                                 Page 2 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

Preliminary Note.

                  The information contained herein has been adjusted to reflect an increase in the shares held by the reporting person and a change in the name and controlling persons of reporting person.

Item 1.  Security and Company.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Patina Oil & Gas Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1625 Broadway, Suite 2000, Denver, Colorado 80208.

Item 2.  Identity and Background.

                  The response to Item 2 is amended in its entirety to read as follows:

                  This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                  Ana Carolina Aidar
                                  John R. Baron
                                  Christopher C. Behrens
                                  Mitchell J. Blutt, M.D.
                                  David S. Britts
                                  Arnold L. Chavkin
                                  David Gilbert
                                  Eric Green
                                  Michael R. Hannon
                                  Donald J. Hofmann
                                  Jonathan Meggs
                                  Stephen P. Murray
                                  John M.B. O'Connor
                                  Robert Ruggiero

                               Page 3 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

                                  Susan Segal
                                  Shahan D. Soghikian
                                  Lindsay Stuart
                                  Jeffrey C. Walker
                                  Timothy Walsh
                                  Richard D. Waters, Jr.
                                  Damion E. Wicker, M.D.

                  Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

                  To CVCA's knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this
Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Company's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Company's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Company's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Company's Common Stock.

                               Page 4 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds for CVCA's acquisition of beneficial ownership of the Common Stock of the Company is money held for investment by CVCA.

Item 4.  Purpose of Transaction.

                  The response to Item 4 is amended in its entirety to read as follows:

                  As more fully described in Item 6, pursuant to the Stock Purchase Agreement (the "Purchase Agreement"), dated September 19, 1997, by and among the Company, CVCA and others (collectively with CVCA, the "Preferred Investors"), CVCA acquired from the Company 571,429 shares of 8.5% Convertible Preferred Stock ("Preferred Stock"), and 57,143 shares of Common Stock. At a second closing of the Purchase Agreement (not to occur later than December 31, 1997) CVCA could be required to purchase up to 328,571 additional shares of Preferred Stock. In addition, also as more fully described in Item 6, pursuant to the Stock Option Agreement (the "Option"), dated September 19, 1997, by and among Snyder Oil Corporation ("SOCO"), CVCA and various Preferred Investors, CVCA acquired 25,000 shares of Common Stock from SOCO.

                  As described in the Company's Certificate of Designations for the Preferred Stock, incorporated herein by reference as Exhibit C, the Preferred Stock is convertible into 2.6316 shares of Common Stock. The holders of Preferred Stock have the right to appoint two members to the Board of Directors (the "Board") of the Company, which two members may be designated by the largest and second-largest holders of Preferred Stock, respectively. CVCA, as the second largest holder of Preferred Stock, appointed Arnold L. Chavkin to the Board. In January 1999, Mr. Chavkin resigned as a Director and CVCA appointed Christopher Behrens as its representative on the Board.

                  In 1997, as payment for services rendered by Mr. Chavkin as a member of the Company's Board, Mr. Chavkin received 300 shares of the Company's Common Stock and up to 5,000 shares of the Company's Common Stock: (i) 1,500 shares issuable pursuant to Options which became exercisable on October 21, 1998, at an exercise price of $10.3125 per share, (ii) 1,500 shares issuable pursuant to Options which become exercisable on October 21, 1999 at an exercise price of $10.3125 per share and (iii) 2,000 shares issuable pursuant to Options which become exercisable on October 21, 2000 at an exercise price of $10.3125 per share.

                  In 1998, as payment for services vendered by Mr. Chavkin as a member of the Company's Board, Mr. Chavkin received 364 shares of the Company's Common Stock and up to 5,000 shares of the Issuers Common Stock. (i) 1,500 shares issuable pursuant to Options which became exercisable on May 13, 1999, at an excise price of $7.75 per share, (ii) 1,500 shares issuable pursuant to Options which became exercisable on May 13, 2000, at an excise price of $7.75 per share, (iii) 2,000 shares issuable pursuant to Options which became exercisable on May 13, 2001, at an excise price of $7.75 per share.

                  In 1999, as payment for services rendered by Mr. Behrens as a member of the Company's Board, Mr. Behrens received 1,414 shares of the Company's Common Stock, and up to 10,000 shares of the Company's Common: (i) 1,500 shares issuable pursuant to Options which become exercisable on May 27, 2000, at an exercise price of $5.1250, (ii) 1,500 shares issuable pursuant to Options which become exercisable on May 27, 2001, at an exercise price of $5.1250 per share (iii) 2,000 shares issuable pursuant to Options which become exercisable on May 27, 2002, at an exercise price of $5.1250 per share, (iv) 1,500 shares issuable pursuant to Options which become exercisable on February 18, 2000, at an exercise price of $2.9375 per share, (v) 1,500 shares issuable pursuant to Options which become exercisable on February 18, 2001, at an exercise price of $2.9375 per share, and (vi) 2000 shares

                               Page 5 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

issuable pursuant to Options which become exercisable on February 18, 2002, at an exercise price of $2.9375 per share.

                  Each of Mr. Chavkin and Mr. Behrens is obligated to exercise each of the foregoing options upon the request of the Reporting Person and is obligated to transfer to the Reporting Person all shares received for services rendered and all shares issued upon the exercise of any of the foregoing Options.

                  On December 31, 1997, March 31, 1998, June 30, 1998, September 30, 1998, December 31, 1998, March 31, 1999, June 30, 1999 and December 31,
1999, the Reporting Person received an aggregate of 104,888 shares of Preferred Stock as payment-in-kind of the 8.5% interest payment due in respect of the original 571,429 shares of Preferred Stock.

                  Under the Purchase Agreement, CVCA is restricted from acquiring additional shares of Common Stock without the Company's consent if such acquisition would result in CVCA's beneficial ownership of the Company's Common Stock to be greater than 20% of the combined voting power of all outstanding capital stock of the Company.

                  The acquisition of the Company's equity securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Company's Common Stock in one or more public or private transactions.

                  Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

Item 5.  Interest in Securities of the Company.

                  The response to Item 5 is amended in its entirety to read as follows:

                  CVCA is deemed to be the beneficial owner of 1,886,278 shares of the Company's Common Stock. CVCA's deemed beneficial ownership represents 10.4% of the Company's Common Stock on a fully diluted basis, as of December 31, 1999. Except as set forth in Item 4, CVCA has sole voting power and dispositive power with respect to its shares of Common Stock.

                  Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.

                               Page 6 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

                  Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

                  CVCA acquired beneficial ownership of the Common Stock pursuant to (i) the Purchase Agreement, originally executed on July 31, 1997, and as amended by the First Amendment dated as of September 19, 1997, attached hereto as Exhibit A and incorporated by reference, and (ii) the Option, originally executed on July 31, 1997, and as amended by the First Amendment dated as of September 19, 1997 and restated on September 17, 1997 attached hereto as Exhibit B and incorporated by reference. Under the Purchase Agreement, CVCA and the other investor parties thereto ("Investors") are obligated to purchase up to $63,000,000 of the Preferred Stock. As of the first closing on October 21, 1997, the Investors were obligated to purchase $40,000,000 of Preferred Stock, or 1,600,000 shares, of which CVCA purchased 571,429 shares. As additional consideration, the Investors each received a pro rata share of an aggregate of 160,000 shares of Common Stock from the Company pursuant to the Purchase Agreement (of which 57,143 shares were issued to CVCA), and 70,000 shares of Common Stock from the Company's former principal stockholder, SOCO, pursuant to the Option (of which 25,000 shares were transferred to CVCA). The Investors may be obligated to purchase the additional 920,000 shares of Preferred Stock at the second closing of the Purchase Agreement, which is scheduled to occur, if at all, at the Company's election prior to December 31, 1997.

                  In 1997, as payment for services rendered by Mr. Chavkin as a member of the Company's Board, Mr. Chavkin received 300 shares of the Issuer's Common Stock and up to 5,000 shares of the Company's Common Stock: (i) 1,500 shares issuable pursuant to Options which became exercisable on October 21, 1998, at an exercise price of $10.3125 per share, (ii) 1,500 shares issuable pursuant to Options which become exercisable on October 21, 1999 at an exercise price of $10.3125 per share and (iii) 2,000 shares issuable pursuant to Options which become exercisable on October 21, 2000 at an exercise price of $10.3125 per share.

                  In 1998, as payment for services vendered by Mr. Chavkin as a member of the Company's Board, Mr. Chavkin received 364 shares of the Company's Common Stock and up to 5,000 shares of the Issuers Common Stock. (i) 1,500 shares issuable pursuant to Options which became exercisable on May 13, 1999, at an excise price of $7.75 per share, (ii) 1,500 shares issuable pursuant to Options which became exercisable on May 13, 2000, at an excise price of $7.75 per share, (iii) 2,000 shares issuable pursuant to Options which became exercisable on May 13, 2001, at an excise price of $7.75 per share.

                  In 1999, as payment for services rendered by Mr. Behrens as a member of the Company's Board, Mr. Behrens received 1,414 shares of the Company's Common Stock, and up to 10,000 shares of the Company's Common: (i) 1,500 shares issuable pursuant to Options which become exercisable on May 27, 2000, at an exercise price of $5.1250, (ii) 1,500 shares issuable pursuant to Options which become exercisable on May 27, 2001, at an exercise price of $5.1250 per share (iii) 2,000 shares issuable pursuant to Options which become exercisable on May 27, 2002, at an exercise price of $5.1250 per share, (iv) 1,500 shares issuable pursuant to Options which become exercisable on February 18, 2000, at an exercise price of $2.9375 per share, (v) 1,500 shares issuable pursuant to Options which become exercisable on February 18, 2001, at an exercise price of $2.9375 per share, and (vi) 2000 shares issuable pursuant to Options which become exercisable on February 18, 2002, at an exercise price of $2.9375 per share.

                  Each of Mr. Chavkin and Mr. Behrens is obligated to exercise each of the foregoing

                               Page 7 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------


options upon the request of the Reporting Person and is obligated to transfer to the Reporting Person all shares received for services rendered and all shares issued upon the exercise of any of the foregoing options.

                  On December 31, 1997, March 31, 1998, June 30, 1998, September 30, 1998, December 31, 1998, March 31, 1999, June 30, 1999 and December 31,
1999, the Reporting Person received an aggregate of 104,888 shares of Preferred Stock as payment-in-kind of the 8.5% interest payment due in respect of the original 571,429 shares of Preferred Stock.

                  The Certificate of Designation for the Preferred Stock, attached hereto as Exhibit C and incorporated by reference, sets forth additional rights and privileges of the Preferred Stock, including the right to appoint two members to the Board, and to vote as a class on certain corporate transactions.

                  The Purchase Agreement grants to the Investors registration rights with respect to the Common Stock beneficially owned by them, and also restricts sales and purchases of the Preferred and Common Stock by such Investors. In particular, the Investors may not dispose of any shares of Preferred or Common Stock for a period of one year, may dispose of such shares between one and two years only with the approval of the Company and in accordance with applicable securities laws, and may dispose of such shares after two years only in accordance with applicable securities laws. In addition, such Investors are prohibited for two years from acquiring additional shares which would result in beneficial ownership of greater than 20% of the combined voting power of all outstanding capital stock of the Company without the prior approval of the Company.

Item 7.  Material to be Filed as Exhibits.

*Exhibit A                 Stock Purchase Agreement, dated July 31, 1997, as
                           amended by the First Amendment dated as of September
                           19, 1997, attached as Annex B to the Company's
                           Schedule 14A (Amendment 3), as filed with the Securities and Exchange Commission on September 19,
                           1997 File No. 001-14344, and incorporated by reference herein.

*Exhibit B                 Stock Option Agreement, dated July 31, 1997, as
                           amended by the First Amendment dated as of September
                           19, 1997, attached as Annex E to the Company's
                           Schedule 14A (Amendment 3), as filed with the Securities and Exchange Commission on September 19,
                           1997 File No. 001-14344, and incorporated by reference herein.

*Exhibit C                 Form of Certificate of Designations of 8.5%
                           Convertible Preferred Stock of the Company, as filed with the Secretary of State of the State of Delaware on October 17, 1997.


                               Page 8 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

SCHEDULE A

                  Item 2 information for executive officers and directors of Chase Capital.

SCHEDULE B

                  Item 2 information for executive officers and directors of Chase.

* Filed Previously

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2000                    CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.
                                             By:      CHASE CAPITAL PARTNERS,
                                                      its Manager



                                             By: /s/Jeffrey C. Walker
                                                ---------------------
                                                Name: Jeffrey C. Walker
                                                Title:  Managing General Partner


                               Page 9 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------


                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers


     Chief Executive Officer                         William B. Harrison, Jr.*
     President                                       Jeffrey C. Walker**
     Executive Vice President                        Mitchell J. Blutt, M.D.**
     Vice President & Secretary                      Gregory Meredith*
     Vice President and Treasurer                    Elisa R. Stein**
     Vice President                                  Marcia Bateson**
     Assistant Secretary                             Robert C. Carroll*
     Assistant Secretary                             Anthony J. Horan*
     Assistant Secretary                             Denise G. Connors*



                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**


         * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

         ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                              Page 10 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                    Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                  Jeffrey C. Walker, Senior Managing Director**

                                  Directors***


                                              Principal Occupation or Employment;
Name                                          Business or Residence Address
----                                          -----------------------------

Hans W. Becherer                              Chairman of the Board
                                              Chief Executive Officer
                                              Deere & Company
                                              One John Deere Place
                                              Moline, IL 61265
Frank A. Bennack, Jr.                         President and Chief Executive Officer
                                              The Hearst Corporation
                                              959 Eighth Avenue
                                              New York, New York  10019
Susan V. Berresford                           President
                                              The Ford Foundation
                                              320 E. 43rd Street
                                              New York, New York  10017


-------------------------
 * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

  ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

  *** Each of the persons named below is a citizen of the United States of America.


                              Page 11 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

                                              Principal Occupation or Employment;
Name                                          Business or Residence Address
----                                          -----------------------------

M. Anthony Burns                              Chairman of the Board and
                                                Chief Executive Officer
                                              Ryder System, Inc.
                                              3600 N.W. 82nd Avenue
                                              Miami, Florida  33166
H. Laurence Fuller                            Co-Chairman
                                              BP Amoco p.l.c.
                                              1111 Warrenville Road, Suite 25
                                              Chicago, Illinois  60563
Melvin R. Goodes                              Retired Chairman of the Board and CEO
                                              Warner-Lambert Company
                                              201 Tabor Road
                                              Morris Plains, NJ  07950
William H. Gray, III                          President and Chief Executive Officer
                                              The College Fund/UNCF
                                              9860 Willow Oaks Corporate Drive
                                              P.O. Box 10444
                                              Fairfax, Virginia  22031
William B. Harrison, Jr.                      President and Chief Executive Officer
                                              The Chase Manhattan Corporation
                                              270 Park Avenue, 8th Floor
                                              New York, New York  10017-2070
Harold S. Hook                                Retired Chairman and Chief Executive Officer
                                              American General Corporation
                                              2929 Allen Parkway
                                              Houston, Texas  77019
Helene L. Kaplan                              Of Counsel
                                              Skadden, Arps, Slate, Meagher & Flom LLP
                                              919 Third Avenue - Room 29-72
                                              New York, New York  10022
Henry B. Schacht                              Director and Senior Advisor
                                              E.M. Warburg, Pincus & Co., LLC
                                              466 Lexington Avenue, 10th Floor
                                              New York, New York 10017
Walter V. Shipley                             Chairman of the Board
                                              The Chase Manhattan Corporation
                                              270 Park Avenue
                                              New York, New York  10017
Andrew C. Sigler                              Retired Chairman of the Board and
                                                Chief Executive Officer
                                              Champion International Corporation
                                              One Champion Plaza
                                              Stamford, Connecticut  06921
John R. Stafford                              Chairman, President and
                                                Chief Executive Officer
                                              American Home Products Corporation
                                              5 Giralda Farms
                                              Madison, New Jersey  07940


                              Page 12 of 13 Pages

                                  SCHEDULE 13D

Company:    Patina Oil & Gas Corporation               CUSIP Number:  70322 4105
--------------------------------------------------------------------------------

                                              Principal Occupation or Employment;
Name                                          Business or Residence Address
----                                          -----------------------------

----------------------------------------------------------------------------------------------------------------
Marina v.N. Whitman                           Professor of Business Administration
                                               and Public Policy
                                              The University of Michigan
                                              School of Public Policy
                                              411 Lorch Hall, 611 Tappan Street
                                              Ann Arbor, MI  48109-1220
----------------------------------------------------------------------------------------------------------------